Exhibit 99.2

Six Months Ended June 30, 2021 Compared to Six Months ended June 30, 2020

Revenues

Our revenues generated from licensing and collaboration increased from nil for the six months ended June 30, 2020 to RMB17.8 million (US$2.8 million) for the six months ended June 30, 2021. Our revenues generated for the six months ended June 30, 2021 solely consisted of the revenue recognized in connection with the strategic collaboration with AbbVie.

Research and Development Expenses

The following table sets forth a breakdown of the major components of our research and development expenses in absolute amounts and as a percentage of our total research and development expenses for the periods indicated:

	For the Six Months Ended June 30,
	2020		2021
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
CRO service fees	226,805	51.3	351,852	54,495	59.4
In-licensed patent right fees	1,408	0.3	31,851	4,933	5.4
Employee benefit expenses	191,919	43.4	177,361	27,470	29.9
Material costs for drug candidates	8,489	1.9	9,126	1,413	1.5
Other expenses	13,670	3.1	22,803	3,532	3.8

Total	442,291	100.0	592,993	91,843	100.0

Our research and development expenses increased by 34.1% from RMB442.3 million for the six months ended June 30, 2020 to RMB593.0 million (US$91.8 million) for the six months ended June 30, 2021, primarily attributable to (i) an increase in CRO service fees from RMB226.8 million for the six months ended June 30, 2020 to RMB351.9 million (US$54.5 million) for the six months ended June 30, 2021, to advance the Company’s broad clinical and pre-clinical pipelines, especially for lemzoparlimab (TJC4), uliledlimab (TJD5), and eftansomatropin alfa (TJ101); (ii) an increase in in-licensed patent right fees from RMB1.4 million for the six months ended June 30, 2020 to RMB31.9 million (US$4.9 million) for the six months ended June 30, 2021; (iii) partially offset by the decrease in employee benefit expenses of employees involved in research and development from RMB191.9 million for the six months ended June 30, 2020 to RMB177.4 million (US$27.5 million) for the six months ended June 30, 2021, mainly due to the decrease of share-based compensation expense by RMB20.0 million (US$3.1 million).

In the six months ended June 30, 2021, 95.8% and 4.2% of our total research and development expenses were attributable to clinical programs and preclinical programs, respectively. In the six months ended June 30, 2020, 79.9% and 20.1% of our total research and development expenses were attributable to clinical programs and preclinical programs, respectively. In the six months ended June 30, 2021, felzartamab and lemzoparlimab represented approximately 27.3% and 36.0% of our external research and development expenses, which primarily included payments to CROs and CMOs. In six months ended June 30, 2020, felzartamab and lemzoparlimab represented approximately 63.8% and 12.7% of our external research and development expenses, which primarily included licensing fees and payments to CROs and CMOs. No other programs represented a significant amount of research and development expenses in the six months ended June 30, 2020 and 2021. Though we manage our external research and development expenses by program, we do not allocate our internal research and development expenses by program because our employees and internal resources may be engaged in projects for multiple programs at any time.

Administrative Expenses

Our administrative expenses increased from RMB171.4 million for the six months ended June 30, 2020 to RMB451.5 million (US$70.0 million) for the six months ended June 30, 2021, primarily attributable to (i) an increase in employee benefit expenses by RMB135.7 million (US$21.0 million) due to an increase of share-based compensation expenses by RMB125.0 million (US$19.4 million); (ii) an increase of accrued termination fee to Tracon of US$9.0 million (approximately RMB58.2 million); (iii) an increase of professional service expenses by RMB63.4 million (US$9.8 million).

Interest Income

We recorded RMB19.0 million of interest income for the six months ended June 30, 2020 and RMB9.4 million (US$1.5 million) of interest income for the six months ended June 30, 2021. The change was primarily attributable to the interest income derived from bank deposits and an decrease in bank balance.

Interest Expense

We recorded RMB1.0 million of interest expense for the six months ended June 30, 2020 and nil for the six months ended June 30, 2021. The change was primarily attributable to the interest expense related to our short-term borrowings, which were repaid in June 2020.

Other Income, Net

We recorded RMB12.8 million of other income for the six months ended June 30, 2020 and RMB51.9 million (US$8.0 million) of other income for the six months ended June 30, 2021. The change was primarily attributable to a net foreign exchange gains of RMB18.5 million (US$2.9 million) and an increase in fair value change gain of put right liabilities of RMB14.6 (US$2.3 million). In connection with the transfer of equity of I-Mab Hangzhou from I-Mab Hong Kong to a group of domestic investors, I-Mab Hong Kong wrote to the domestic investors a put right to purchase back the equity in four years.

Equity in Loss of An Affiliate

We recorded equity in loss of an affiliate of nil for the six months ended June 30, 2020 and RMB114.2 million (US$17.7 million) for the six months ended June 30, 2021. The change was primarily due to that I-Mab Hangzhou became an affiliate of our company since September 15, 2020.

Cash Flows and Working Capital

We have incurred net loss and positive cash flow in the six months ended June 30, 2020, and net loss and negative cash flow in the six months ended June 30, 2021. Substantially all of our losses have resulted from funding our research and development programs and administrative costs associated with our operations. We incurred net losses of RMB582.9 million and RMB1,076.5 million for the six months ended June 30, 2020 and 2021, respectively. Our primary use of cash is to fund our research and development activities. We used RMB349.8 million and RMB442.6 million in cash for our operating activities for the six months ended June 30, 2020 and 2021, respectively. As of June 30, 2021, we had cash, cash equivalents and restricted cash of RMB4,350.1 million (US$673.7 million). Our cash, cash equivalents and restricted cash consist primarily of cash in bank and on hand. Historically, we have financed our operations principally through proceeds from the issuance and sale of preferred shares and convertible promissory notes in private placement transactions, and we also received total net proceeds of approximately RMB703.8 million from our initial public offering in January 2020. In September 2020, we entered into definitive subscription agreements with a consortium of institutional investors to raise approximately US$418 million through a private placement. The private placement consists of (i) the sale to the institutional investors of approximately US$418 million of our 29,133,502 ordinary shares (equivalent to 12,666,740 ADSs); and (ii) warrants to subscribe for an aggregate of 5,341,267 ordinary shares (equivalent to 2,322,290 ADSs) at an exercise price equivalent to US$45 per ADS, which may further increase the proceeds of approximately US$104.5 million if the warrants are fully exercised. As of June 30, 2021, 4,683,191 warrants were exercised by the Investors, which generated cash inflow of RMB589.4 million during the six months ended June 30, 2021. All the remaining warrants were exercised subsequently from July to September 2021.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Six Months Ended June 30,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash used in operating activities	(349,793)	(442,642)	(68,557)
Net cash generated from (used in) investing activities	30,354	(381,382)	(59,069)
Net cash generated from financing activities	653,798	486,243	75,309
Effect of exchange rate changes on cash and cash equivalents and restricted cash	32,389	(70,942)	(10,986)
Net increase (decrease) in cash, cash equivalents and restricted cash	366,748	(408,723)	(63,303)
Cash, cash equivalents and restricted cash, beginning of the year	1,193,283	4,758,778	737,041

Cash, cash equivalents and restricted cash, end of the year	1,560,031	4,350,055	673,738

We do not expect to generate any revenue from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future drug candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our drug candidates and begin to commercialize any approved products. We also expect to incur additional costs associated with operating as a public company. In addition, subject to obtaining regulatory approval of any of our drug candidates, we expect to incur significant commercialization expenses for product sales, marketing and manufacturing. Accordingly, we anticipate that we will need substantial additional funding in connection with our continuing operations.

Based on our current operating plan, we believe that our current cash and cash equivalents will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months. In that time, we expect that our expenses will increase substantially as we fund new and ongoing research and development activities and working capital needs. We have based our estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our drug candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures necessary to complete the development and commercialization of our drug candidates.

We may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders and ADS holders, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as an ADS holder. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations, which could potentially dilute your interest. If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or research programs or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or drug candidates that we would otherwise prefer to develop and market ourselves.

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2021 was RMB442.6 million (US$68.6 million). Our net loss was RMB1,076.5 million (US$166.7 million) for the same period. The difference between our net loss and our net cash used in operating activities was primarily attributable to certain non-cash expenses, including share-based compensation of RMB334.7 million (US$51.8 million), equity in loss of an affiliate of RMB114.2 million (US$17.7 million), non-cash gains on fair value change of put right liabilities of RMB14.6 million (US$2.3 million) and fair value change of short-term investments of RMB13.5 million (US$2.1 million), and changes in certain working capital items, including a decrease in accounts receivable of RMB130.5 million (US$20.2 million) and an increase in accruals and other payables of RMB104.5 million (US$16.2 million), partially offset by a decrease of contract assets of RMB15.5 million (US$2.4 million).

Net cash used in operating activities for the six months ended June 30, 2020 was RMB349.8 million. Our net loss was RMB582.9 million for the same period. The difference between our net loss and our net cash used in operating activities was primarily attributable to certain non-cash expenses, including share-based compensation of RMB229.8 million and depreciation of property, equipment and software of RMB5.1 million, and changes in certain working capital items, including an increase in the prepayments and other receivables of RMB4.9 million, an increase in the deferred subsidy income of RMB3.8 million, an increase in the other non-current liabilities of RMB9.4 million, partially offset by an decrease in accruals and other payables of RMB19.6 million.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2021 was RMB381.4 million (US$59.1 million). The net cash decrease was primarily attributable to RMB4,054.0 million (US$627.9 million) of the cash used in the purchase of short-term investments, partially offset by RMB3,676.6 million (US$569.4 million) of the proceeds from disposal of short-term investments.

Net cash generated from investing activities for the six months ended June 30, 2020 was RMB30.4 million. The net cash increase was primarily attributable to RMB143.5 million of the cash received from disposal of short-term investments, partially offset by RMB113.0 million of cash used in the purchase of short-term investments.

Financing Activities

Net cash generated from financing activities for the six months ended June 30, 2021 was RMB486.2 million (US$75.3 million), primarily attributable to the proceeds from exercise of warrants of RMB589.4 million (US$91.3 million), partially offset by cash used for payments of issuance cost in relation to private placement of RMB128.8 million (US$20.0 million).

Net cash generated from financing activities for the six months ended June 30, 2020 was RMB653.8 million, primarily attributable to the proceeds from IPO and over-allotment, net of payment of issuance cost of RMB703.8 million, partially offset by cash used for repayment of bank borrowings of RMB50.0 million.

Capital Expenditures

Our capital expenditures were incurred for purposes of purchasing property, equipment and software. Our capital expenditures were RMB0.1 million and RMB4.1 million (US$0.6 million) in six months ended June 30, 2020 and 2021, respectively.

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